HOME SYSTEM GROUP
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People’s Republic of China, 528447

April 7th, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	Home System Group Form 10-K for the Year ended December 31, 2009 Filed March 29, 2010

File No. 000-49770

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Home System Group(the “Company”) dated March 14, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 1.  Our Business, page 1

Staff Comment 1.  We note your response to comment one, three, four and six from our letter dated January 10, 2011.  Please confirm that you will disclose the substance of your responses in your future filings.

Response:  The Company confirms that the substance of its responses to comments one, three, four and six from the Staff’s letter dated January 10, 2011 will be disclosed in our future filings.

Item 7.  Management’s Discussion and Analysis…page 8

Liquidity and Capital Resources, page 11

Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 7th, 2011

Staff Comment 2.  We note your response to comment five from our letter dated January 10, 2011.  In future filings, please disclose the following:

•	The business of Simple Hong Kong Investment and Management Limited;
•	What relationship Simple Hong Kong and its affiliates have with the company or any of the company’s affiliates;
•	Why Simple Hong Kong would provide unsecured loans at not interest;
•	Whether Simple Hong Kong, its affiliates or any third parties receive any benefits for providing the loans;
•	How the terms of the loans with Simple Hong Kong are determined;
•	Why the loan agreement with Cheung Kinwai refers to the terms of a personal loan agreement between Cheung Kinwai and Industrial and Commercial Bank of China;
•	Why the payment by Simple Hong Kong and Cheung Kinwai of your expenses does not require them to submit the same documentation to SAFE that you would have to submit yourself;
•
How the terms for equity repayment of the loans with Simple Hong Kong and Cheung Kinwai are determined and the extent to which you have repaid the loans in cash versus equity.  In this regard, we note your disclosure that, on April 1, 2010, the company entered into Debt for Equity Conversion Agreements with various debt holders who converted certain loans into common shares at a share price of $3.50 per share.  We also note that this share price was at an almost 15% discount to the April 9, 2010 closing price of $4.15 per share;

•	The fact that you are dependent upon Simple Hong Kong and Cheung Kinwai for the timing and payment of your U.S. dollar denominated expenses and the risks to the company of such a dependence.

Provide us with your proposed disclosure.  Also provide us with copies of the promissory notes and any other agreements relating to the loans provided by Simple Hong Kong, including any Debt for Equity Conversion Agreements, as well as copies of the loan agreement with Cheung Kinwai.

Response:  The Company has included as exhibits to this response letter the following documents:

(1)	Promissory Note between the Company and Simple (Hong Kong) Investment Company Limited, dated December 12, 2007.

(2)	Promissory Note between the Company and Simple (Hong Kong) Investment Company Limited, dated March 1, 2008.

(3)	Promissory Note between the Company and Simple (Hong Kong) Investment Company Limited, dated December 31, 2009.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 7th, 2011

(4)	Promissory Note between the Company and Simple (Hong Kong) Investment Company Limited, dated December 31, 2009.

(5)	Promissory Note between the Company and Simple (Hong Kong) Investment Company Limited, dated January 11, 2011.

(6)	Loan Agreement between Oceanic Well Profit, Inc. and Cheung Kinwai, dated May 14, 2009 (Translation).

The Company directs the Staff to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on April 1, 2010, where the Note Conversion Agreement between Home System Group and Simple (Hong Kong) Investment Company Limited is filed.

In response to the Staff’s comments the Company will provide the substance of the following disclosure in our future filings:

•	The business of Simple Hong Kong Investment and Management Limited;

•	What relationship Simple Hong Kong and its affiliates have with the company or any of the company’s affiliates;

•	Why Simple Hong Kong would provide unsecured loans at not interest;

•	Whether Simple Hong Kong, its affiliates or any third parties receive any benefits for providing the loans;

•	How the terms of the loans with Simple Hong Kong are determined;

Simple (Hong Kong) Investment and Management Limited (“Simple Hong Kong”) was incorporated in Hong Kong as a limited liability company, and primarily engages in the investment and consulting services to small to medium size private or public enterprises located in Hong Kong or mainland China. Simple Hong Kong and its affiliates have no relationship with the Company and its affiliates other than the fact Simple Hong Kong has provided loans to the Company and Simple Hong Kong is a shareholder of the Company. Pursuant to arms length negotiations between the Company’s management and Simple Hong Kong, the Company borrowed funds from Simple Hong Kong and has signed non-interest bearing Promissory Notes (“Promissory Notes”) payable to Simple Hong Kong. As of December 31, 2009, the accumulated amount outstanding pursuant to the Promissory Notes was $3,979,971.  Although not contained in the promissory note, during negotiations the Company’s management indicated to Simple Hong Kong it may be possible in the future to convert the debt to equity if both parties could agree on terms.  The Company believes Simple Hong Kong believed they may convert the debt in the future under favorable terms with the Company, and this belief was their perceived benefit of entering into the transaction. These loans were unsecured, non-interest bearing and principal payment was due prior to June 30, 2010.

How the terms for equity repayment of the loans with Simple Hong Kong and Cheung Kinwai are determined and the extent to which you have repaid the loans in cash versus equity.  In this regard, we note your disclosure that, on April 1, 2010, the company entered into Debt for Equity Conversion Agreements with various debt holders who converted certain loans into common shares at a share price of $3.50 per share.  We also note that this share price was at an almost 15% discount to the April 9, 2010 closing price of $4.15 per share;

Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 7th, 2011

On April 1st, 2010, the Company entered into Note Conversion Agreement with Simple Hong Kong and other lenders. The Note Conversion Agreement provided that $3,953,462 of the total amount would be converted into the Company’s common stock at the conversion rate of $3.50 per share. This transaction resulted in a loss on the debt conversion of $410,780 in the six months ended June 30, 2010 to Home System Group, as the conversion rate was lower than $3.86, the average price of the common stock over the 30 trading days prior to the time of the conversion. As of September 30, 2010, Home System still owed $1,575,891 to Simple Hong Kongand the Company does not anticipate this debt will be converted to equity.  Simple Hong Kong has recently demanded repayment of $1,575,891 by March 31, 2011 and has indicated that it will charge 8% annual interest on any past due amount.

The equity repayment decision was made by the management considering the Company’s financial burden and working capital situation in early 2010. We had a working capital deficit for March 31, 2010 of $2,327,694. The management has been dedicated to debt restructuring in order to ease the Company’s debt burden. The Debt Conversions occurred on April 1, 2010, and converted approximately $17.5 million of debt, which included a portion of the debt owed to Simple Hong Kong. This $17.5 million in debt represented about half of the Company’s total debt load of $36 million. This conversion significantly reduced the Company’s short-term cash requirements, increased its liquidity and provided flexibility to respond to growth opportunities. Management attempted to get the highest conversion price as possible and $3.50 was the highest conversion rate that the debt holders would accept.   Management believes the conversion and the significant release of the Company’s debt load was in the best interest of the Company.

The Company has not converted any of Cheung Kinwai’s debt to equity, and management does not believe the Company will convert any of Cheung Kinwai’s debt to equity in the future.

•	Why the loan agreement with Cheung Kinwai refers to the terms of a personal loan agreement between Cheung Kinwai and Industrial and Commercial Bank of China;

Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 7th, 2011

On May 14, 2009, the Company signed a loan agreement (“Loan Agreement”) with Cheung Kinwai and received a loan from him, a shareholder and director of the Company, with an interest rate of 7.844%, due on May 14, 2014, to fund the Company’s operations in China. The Company is required to make monthly payments of approximately $29,280 for principal amount and interest. As of September 30, 2010, the amount due to Cheung Kinwai was $1,138,027, with the current portion $278,759 due within twelve months. The terms of the Loan Agreement do not reference a personal loan to Cheung Kinwai.  The previous disclosure was referencing the fact that the loan amount, interest rate and payment schedule in the Loan Agreement are identical to the terms of a personal loan agreement Industrial and Commercial Bank of China has entered into with Cheung Kinwai. Cheung Kinwai borrowed the money from the bank to in order to be able to loan the cash to the Company in order to assist the Company meet its operational needs.  At the time of the loan the Company did not have the ability to borrow funds from a bank on similar terms, as a result the Loan Agreement was beneficial to the Company. Pursuant to the Loan Agreement, the Company makes a $29,280 monthly payment to Cheung Kinwai.

•	Why the payment by Simple Hong Kong and Cheung Kinwai of your expenses does not require them to submit the same documentation to SAFE that you would have to submit yourself;

Obtaining the approval from local SAFE authorities is a prerequisite for the currency conversion for a Chinese domestic company. Simple Hong Kong was incorporated and located in Hong Kong and is not a Chinese domestic company so it is not regulated by Chinese laws and regulations. Proceeds from Cheung Kinwai’s loans were provided to our operating subsidiary in China directly and did not involve any currency conversions.

•	The fact that you are dependent upon Simple Hong Kong and Cheung Kinwai for the timing and payment of your U.S. dollar denominated expenses and the risks to the company of such a dependence.

The Company incurs operating expenses in U.S. including office rent, payroll expenses, audit and legal expenses, and other administrative expenses. However, the Company has not established a U.S. disbursement account in part due to PRC’s foreign currency regulations. Chinese foreign exchange restrictions require a company to provide certain documents to State Administration of Foreign Exchange, banks and tax department, including employment agreements, invoices and tax forms, to obtain approval. In the view of this, the Company’s management decided it would be more efficient and cost effective to let Simple Hong Kong, a shareholder who has a U.S. disbursement account, pay the expenses for the Company. As a result, foreign exchange restrictions have not impacted our liquidity and capital resources. The Company has repaid some of these advances by converting some of the debt to equity which resulted in dilution to investors. There is no guarantee that the Company will be able to rely on Simple Hong Kong, or any other lender, to pay its U.S. based expenses.  If the Company cannot find lenders with U.S. disbursement accounts willing to pay its U.S. expenses, the Company will need to clear U.S. disbursements through the PRC regulatory procedures which could negatively affect the efficiency in which the Company pays its U.S. based expenses and could increase Company’s costs related to these payments.  In addition, if in the future the Company repays loans with equity, it will result in further dilution to investors.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 7th, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu

Enclosures
CC:	Ryan Nail The Crone Law Group

HOME SYSTEM GROUP

Non-Interest Bearing Promissory Note

Principal Amount: U.S. $600,000

Due on June 30, 2010

FOR VALUE RECEIVED, the undersigned, HOME SYSTEM GROUP ("Borrower"), hereby acknowledges itself indebted to SIMPLE(HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED ("Lender") and promises to pay to the Lender or as otherwise directed in writing by the Lender, the principal sum of $600,000.

Collection Cost. If Lender prevails in a lawsuit to collect on this note, Borrower will pay Lender's costs and lawyer's fees in an amount the court finds to be reasonable.

Date: 12/12/2007

Signature:

Borrower: Home System Group

For and on behalf of
HOME SYSTEM GROUP INC.

/s/____________________

Authorised Signature(s)

Li Wei Qiu

Chief Executive Officer

Lender: SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED

For and on behalf of
SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED
天一(香港)投資管理有限公司

/s/____________________

Authorized Signature(s)

HOME SYSTEM GROUP

Non-Interest Bearing Promissory Note

Principal Amount: U.S. $711,291

Due on June 30, 2010

FOR VALUE RECEIVED, the undersigned, HOME SYSTEM GROUP ("Borrower"), hereby acknowledges itself indebted to SIMPLE(HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED ("Lender") and promises to pay to the Lender or as otherwise directed in writing by the Lender, the principal sum of $ 711,291

Collection Cost. If Lender prevails in a lawsuit to collect on this note, Borrower will pay Lender's costs and lawyer's fees in an amount the court finds to be reasonable.

Date: 01/03/2008

Signature:

Borrower: Home System Group

For and on behalf of
HOME SYSTEM GROUP INC.

/s/

Li Wei qiu

Authorized Signature(s)

Chief Executive Officer

Lender: SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED

For and on behalf of
SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED
天一(香港)投資管理有限公司

/s/

Authorized Signature(s)

HOME SYSTEM GROUP

Non-Interest Bearing Promissory Note

Principal Amount: U.S. $1,515,600

Due on June 30, 2010

FOR VALUE RECEIVED, the undersigned, HOME SYSTEM GROUP ("Borrower"), hereby acknowledges itself indebted to SIMPLE(HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED ("Lender") and promises to pay to the Lender or as otherwise directed in writing by the Lender, the principal sum of $1,515,600.

Collection Cost. If Lender prevails in a lawsuit to collect on this note, Borrower will pay Lender's costs and lawyer's fees in an amount the court finds to be reasonable.

Date: 31/12/2009

Signature:

Borrower: Home System Group

For and on behalf of
HOME SYSTEM GROUP INC.

/s/________________

Authorised Signature(s)

Yu Lei

Chief Executive Officer

Lender: SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED

For and on behalf of
SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED
天一(香港)投資管理有限公司

/s/________________

Authorized Signature(s)

HOME SYSTEM GROUP

Non-Interest Bearing Promissory Note

Principal Amount: U.S. $1,126,571

Due on June 30, 2010

FOR VALUE RECEIVED, the undersigned, HOME SYSTEM GROUP ("Borrower"), hereby acknowledges itself indebted to SIMPLE(HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED ("Lender") and promises to pay to the Lender or as otherwise directed in writing by the Lender, the principal sum of $1,126,571.

Collection Cost. If Lender prevails in a lawsuit to collect on this note, Borrower will pay Lender's costs and lawyer's fees in an amount the court finds to be reasonable.

Date: 31/12/2009

Signature:

Borrower: Home System Group

For and on behalf of
HOME SYSTEM GROUP INC

/s/________________

Yu Lei

Authorised Signature(s)

Chief Executive Officer

Lender: SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED

For and on behalf of
SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT COMPANY LIMITED
天一(香港)投資管理有限公司

/s/________________

Authorized Signature(s)

Promissory Note

Principal Amount as of September 30, 2010: U.S. $1,575,891

1. **Promise to Pay**. For value received, Home System Group ("Borrower") promises to pay Simple (Hong Kong) Investment and Management ("Lender") the principal amount of $1,575,891 by March 31, 2011.("Due Date").

2. **Penalty for Late Payment**. If Borrower is more than 10 calendar days late in making the payment of $1,575,891, Lender may declare that the entire balance of unpaid principal is due immediately, together with the interest at the yearly rate of 8% on the entire unpaid balance.

3. **Application of Payments**. Payments will be applied first to interest and then to principal.

4. **Collection Costs**. If Lender prevails in a lawsuit to collect on this note, Borrower has to pay Lender's costs and lawyer's fees in an amount the court find to be reasonable.

The undersigned and all other parties to this note, whether as endorsers, guarantors or sureties, agree to remain fully bound until this note shall be fully paid and waive demand, presentment and protest and all notices hereto and further agree to remain bound notwithstanding any extension, modification, waiver, or other indulgence or discharge or release of any obligor hereunder or exchange, substitution, or release of any collateral granted as security for this note. No modification or indulgence by any holder hereof shall be binding unless in writing; and any indulgence on any one occasion shall not be an indulgence for any other or future occasion. Any modification or change in terms, hereunder granted by any holder hereof, shall be valid and binding upon each of the undersigned, notwithstanding the acknowledgement of any of the undersigned, and each of the undersigned does hereby irrevocably grant to each of the others a power of attorney to enter into any such modification on their behalf. The rights of any holder hereof shall be cumulative and not necessarily successive.

Date: January 11, 2011

For and on behalf of
HOME SYSTEM GROUP INC.

Borrower: HOME SYSTEM GROUP

/s/__________________

Authorised Signature(s)

Lei Yu

Chief Executive Officer

Lender: Simple (Hong Kong) Investment & Management Company Limited.

/s/ 徐祖专

Xu Zuzhuan

President

Loan Agreement

(English Translation)

Date: 5/14/2009

Borrower:  Oceanic Well Profit, Inc.

Address: Oceanic Industry Park, Sha Gang Highway, Gang Kou Town, Zhongshan City, China

Lender: Cheung Kinwai

WHEREAS, the Borrower Oceanic Well Profit, Inc. hereby desires to borrow RMB 9,900,000 from the Lender.

WHEREAS, the Lender Cheung Kinwai hereby desires to lend RMB 9,900,000 to the Borrower.

NOW, THEREFORE, in consideration of the foregoing and mutual promises contained herein, Borrower and Lender agree as follows:

1. The Borrower should send the Sender the confirmation in writing when the Borrower receives the fund from the Seller.

2. The loan period is from May 14th, 2009 to May 14th, 2014. The Borrower hereby promised to pay the principle amount of RMB 9,900,000 to the Lender on May 14th, 2014. The annual rate of interest equals to the benchmark interest rate issued by Bank of China, which is 7.844%. Borrower hereby promises to pay the interest in an amount of RMB 200,000 no later than the 14th day of each month during the loan period.

3. If the Borrower is willing to request an extension on the payment, the borrower should send the request including the terms on the extension in writing to the Lender, and the extension will not be effective until the Lender approves.

4. Borrower agrees to indemnify and hold Lender harmless against all claims, demands, causes of action, liabilities, losses, deficiencies and damages as well as costs and expenses (including reasonable attorneys, fees and court costs), interest and penalties related thereto, asserted against, or incurred by Purchaser, by reason of or resulting from any material breach, inaccuracy, incompleteness or non-fulfillment of the covenants, representations and warranties of Lender contained herein.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

Borrower:  /s/Oceanic Well Profit, Inc.

Lender:      /s/ Cheung Kinwai